SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES EU APPROVAL OF ITS LAUDAMOTION PROPOSAL

Ryanair today (12 July) welcomed the EU Commission's decision to approve Ryanair's proposed acquisition of a 75% interest in Austrian airline, Laudamotion (Ryanair currently owns 24.9%). Ryanair has entered into partnership with Niki Lauda to offer competition, lower fares, and more choice for consumers in Austria, Germany, and Spain, which is where the majority of Laudamotion services currently take place.

However, Laudamotion is currently under threat by Lufthansa who are attempting to remove the 9 aircraft Lufthansa was obliged by the European Commission to provide to Laudamotion in order to allow Laudamotion to restart services.

This is the latest in a series of efforts by Lufthansa to destabilise and damage Laudamotion, which has seen:

      - Lufthansa fail to deliver 2 of the 11 aircraft they were required to under the EU Competition decision concerning Lufthansa's acquisition of Air Berlin.

      - Some of the aircraft that Lufthansa had committed to deliver being delayed until after the summer 2018 season, further reducing Laudamotion's ability to take up slots and offer S2018 flights and services.

      - Laudamotion only able to operate a 19 aircraft fleet in summer 2018 by wet leasing 10 B737 aircraft from Ryanair.

      - Lufthansa Group delay payment of over €1.5m of wet lease payments properly due to Laudamotion, for flights which Laudamotion operated for Lufthansa in March, April and May.

Ryanair remains committed to bringing competition and choice to Austrian, German and Spanish markets through this investment in Laudamotion and called on the competition authorities to halt Lufthansa's repeated abuses of its dominant position, which are designed to harm competition and consumers.

Ryanair's Chief Legal & Regulatory Officer, Juliusz Komorek said:

"We welcome the EU Commission's decision to approve Ryanair's proposed acquisition of a 75% interest in Laudamotion. Ryanair remains committed to bringing competition, choice and low fares to the Austrian, German and Spanish markets through our investment in Laudamotion. We urge the EU competition authorities to take action and prevent any further attempts by Lufthansa to damage competition through its anti-consumer behaviour."

ENDS

For further information
please contact:                         Robin Kiely                            Piaras Kelly
                                                  Ryanair DAC                         Edelman Ireland
     Tel: +353-1-9451949             Tel: +353-1-6789333
     press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 13, July, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary